UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 15, 2019

MONITRONICS INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Texas	333-110025	74-2719343
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1990 Wittington Place

Farmers Branch, Texas 75234

(Address of principal executive offices, including zip code)

(972) 243-7443

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.                Entry into a Material Definitive Agreement.

Restructuring Support Agreement

On May 20, 2019, Monitronics International, Inc. (“Monitronics” or the “Company”), a Texas corporation and wholly owned subsidiary of Ascent Capital Group, Inc. (“Ascent”) and certain of its direct and indirect domestic subsidiaries (collectively, the “Debtors”) entered into a Restructuring Support Agreement (the “RSA”) with (i) in excess of 66 2/3% in dollar amount of holders of its 9.125% Senior Notes due 2020 (the “Senior Notes” and such holders, the “Consenting Noteholders”), (ii) in excess of 66 2/3% in dollar amount of holders of term loans under that certain Credit Agreement, dated as of March 23, 2012 (as amended, the “Credit Agreement” and, such holders, the “Consenting Term Lenders” and together with the Consenting Noteholders, the “Consenting Creditors”), and (iii) Ascent, to support the restructuring of the capital structure of the Debtors on the terms set forth in the term sheet annexed to the RSA (the “Restructuring Term Sheet”). The RSA contemplates that the Debtors will file voluntary reorganization cases (the “Chapter 11 Cases”) in the U.S. Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) to implement the restructuring pursuant to a partial prepackaged plan of reorganization (the “Plan”) and the various related transactions. The various related transactions are set forth in, or contemplated by, the Restructuring Term Sheet, the Rights Offering and Equity Commitment Term Sheet, the DIP/Exit Facility Commitment Letter, the Takeback Exit Term Loan Facility Term Sheet and the Governance Term Sheet, each of which are annexed to the RSA. On May 21, 2019, Monitronics issued a press release announcing the signing of the RSA, a copy of which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Commencing on the effective date of the RSA, each Consenting Creditor has agreed to continue to forbear, until the date that is one day after the date on which the Debtors commence the Chapter 11 Cases in accordance with the RSA, from exercising its rights (including any right of set-off) or remedies available under the Credit Agreement and that certain Indenture, dated as of March 23, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”), as applicable, in each case, solely with respect to certain specified defaults.

The Plan

Pursuant to the terms of the RSA and the Restructuring Term Sheet, on the effective date of the Plan:

•                  the revolving lenders under the Credit Agreement will receive payment in full on account of their revolving credit loans from the proceeds of borrowings under a new $245 million DIP Facility to be entered into following the date on which the Debtors commence the Chapter 11 Cases in accordance with the RSA (the “Petition Date”), as described below;

•                  each of the lenders under the DIP Facility will receive payment in full in accordance with the terms and conditions of the DIP/Exit Facility Commitment Letter, as described below;

•                  with respect to the approximately $1.072 billion of term loans outstanding under the Credit Agreement, each term lender (other than term lenders equitizing their term loans), will receive its pro rata share of (i) $150 million in cash from the proceeds of a rights offering described below, which, together with the equitization of $100 million of the term loans, will result in an aggregate reduction of term loans by $250 million in principal amount, and (ii) term loans under the $822.5 million Takeback Exit Term Loan Facility, as described below;

•                  holders of the $585 million in outstanding Senior Notes (the “Noteholders”) will receive cash in an amount equal to 2.5% of the principal and accrued but unpaid interest due under the Senior Notes held by such Noteholder or, to the extent that a Noteholder elects not to receive cash, its pro rata share of 18.0% of new common stock of reorganized Monitronics (as contemplated by the RSA, “Reorganized Monitronics” and such stock, the “New Common Stock”) to be issued and outstanding as of the effective date of the Plan, subject to dilution by the post-emergence management incentive plan, and rights to acquire additional shares of New Common Stock to be issued in the rights offering, as described below;

•                  solely in the event and to the extent that a Non-Ascent Restructuring Toggle Event (as defined below) has not occurred and, the merger of Ascent with and into Monitronics, with Monitronics as the surviving company (the “Merger”), is consummated pursuant to the terms of the RSA, the Restructuring Term Sheet and the related merger agreement, all assets of Ascent at the time of the

Merger shall become assets of Reorganized Monitronics and Ascent stockholders will receive up to 5.82% of shares of New Common Stock following the restructuring (assuming the Net Cash Amount (as defined below) is $23 million); and

•                  all trade claims (whether arising prior to or after the commencement of the Chapter 11 Cases) will be paid in full in the ordinary course of business, and the Company will continue operating its business without disruption to its customers, vendors, partners or employees.

As a result of the restructuring summarized above, approximately $885 million of debt will be eliminated. Following the completion of the restructuring, the Company is expected to have approximately $990 million of total debt outstanding. The Company has already obtained support for the proposed transactions from holders of approximately 83% of its term loans and approximately 72% of its Senior Notes.

The RSA contains certain covenants on the part of each of the Debtors and the other parties to the RSA, including limitations on the parties’ ability to pursue alternative transactions, commitments by the Consenting Creditors to vote in favor of the Plan and commitments of the Debtors and the Consenting Creditors to negotiate in good faith to finalize the documents and agreements governing the Plan. The RSA also provides for certain conditions to the obligations of the parties and for termination upon the occurrence of certain events, including without limitation, the failure to achieve certain milestones and certain breaches by the parties under the RSA.

Although the Debtors intend to pursue the restructuring in accordance with the terms set forth in the RSA and the term sheets annexed thereto, there can be no assurance that the Debtors will be successful in completing the restructuring, whether on the same or different terms, all of which is subject to approval by the Bankruptcy Court. The Merger, if the conditions to its closing are satisfied, will occur in connection with the restructuring contemplated under the RSA and the term sheets annexed thereto and in connection with the proposed Chapter 11 Cases to be filed by the Debtors.

Debtor-in-Possession Financing

In connection with the Chapter 11 Cases, KKR Credit Advisors (US) LLC and/or its affiliates (“KKR”) has provided a commitment to provide the Debtors with a $245 million superpriority and priming debtor-in-possession revolving credit facility (the “DIP Facility”) on the terms, and subject to the conditions, set forth in the DIP/Exit Facility Commitment Letter annexed to the RSA.  In addition to KKR, the initial lenders under the DIP Facility are expected to include one or more of the lenders under the Credit Agreement or affiliates of such lenders. To enter into the DIP Facility, the Debtors are expected to file a motion (the “DIP Motion”) seeking, among other things, interim and final approval from the Bankruptcy Court of definitive documentation for the DIP Facility on terms and conditions set forth in the DIP/Exit Facility Commitment Letter, which, if approved by the Bankruptcy Court as proposed, would contain the following terms:

•                  a superpriority and priming debtor-in-possession revolving credit facility in an amount of up to $245 million, subject to availability under the Debtors’ borrowing base thereunder, including a letter of credit subfacility in the amount of $10 million;

•                  following approval by the Bankruptcy Court, proceeds of the DIP Facility could be used by the Debtors to (i) pay certain costs, fees and expenses related to the Chapter 11 Cases, (ii) pay in full the claims of the revolving lenders under the Credit Agreement and (iii) fund working capital and general corporate purposes of the Company and its subsidiaries, in all cases, subject to the terms of the DIP/Exit Facility Commitment Letter and applicable orders of the Bankruptcy Court;

•                  the maturity date of the DIP Facility is expected to be the earlier to occur of: (i) 45 days from the date of the interim order, if the final DIP order has not been entered by the Bankruptcy Court on or prior to such date; (ii) 12 months after the Petition Date; (iii) the effective date with respect to any plan of reorganization; (iv) the filing of a motion by the Debtors seeking the dismissal of any of the Chapter 11 Cases, the filing of a motion by the Debtors seeking to convert any of the Chapter 11 Cases to a case under Chapter 7 of the Bankruptcy Code or the conversion of any of the Chapter 11 Cases to a case under Chapter 7 of the Bankruptcy Code; (v) the sale of all or substantially all of the Debtors’ assets; (vi) acceleration of the debtor-in-possession financing and the termination of the commitments under the DIP Facility; or (vii) the appointment of a Chapter 11 Trustee;

•                  interest would accrue at a rate per year equal to the LIBOR rate (with a floor of 1.50%) plus 5.00% or base rate (with a floor of 4.50%) plus 4.00%;

•                  the Company would be required to pay fees in relation to the DIP Facility, including the following:

•                  Unused Commitment Fee: 0.75% per annum on the daily unused amount of the revolving credit portion of the DIP Facility;

•                  L/C Commitment Fronting Fee: 0.25% per annum on the average daily amount of the letter of credit exposure of the DIP Facility; and

•                  Agent Fees: to be separately agreed upon between the Company and the administrative agent when appointed;

•                  the obligations and liabilities of the Company under the DIP Facility will be secured by a valid, binding, continuing, enforceable, fully-perfected first priority, senior priming lien on, and security interest in, all assets and property of the estate of the Debtors and will be guaranteed by each of the Company’s existing and future subsidiaries, subject to certain exceptions;

•                  the DIP Facility will contain voluntary and mandatory prepayments consistent with the Credit Agreement; and

•                  the DIP Facility will contain customary representations, warranties, covenants, events of default and other provisions.

The Debtors anticipate closing the DIP Facility (such date, the “DIP Closing Date”) promptly following approval by the Bankruptcy Court of the DIP Motion.

Exit Facilities

On the effective date of the Plan, the DIP Facility will convert into a $150 million exit term loan facility and $145 million exit revolving credit facility (collectively, the “Exit Facilities”) and the lenders under the DIP Facility will become lenders under the Exit Facilities, each holding their respective pro rata share of the loans under the Exit Facilities, in full satisfaction of obligations of the Debtors under the DIP Facility.  The Exit Facilities will provide, subject to its terms and conditions the following:

•                  the Exit Facilities, subject to certain exceptions, will be guaranteed by each of the Company’s existing and future subsidiaries and will be secured by substantially all the assets of the Company and such subsidiary guarantors;

•                  the loans under the Exit Facilities will mature five years after the DIP Closing Date;

•                  interest on loans made under the Exit Facilities will accrue at an interest rate per year equal to the LIBOR rate (with a floor of 1.50%) plus 5.00% or base rate (with a floor of 4.50%) plus 4.00%;

•                  voluntary and mandatory prepayment on terms consistent with the Credit Agreement, with voluntary prepayments and certain mandatory prepayments of the Exit Facilities subject to a prepayment premium equal to, (i) with respect to any prepayment paid on or prior to the first anniversary of the DIP Closing Date, 2.00% of the principal amount of the loans being prepaid, (ii) with respect to any prepayment paid following the first anniversary of the DIP Closing Date but on and prior to the second anniversary of the DIP Closing Date, 1.00% of the principal amount of the loans being prepaid, and (iii) with respect to any prepayment paid after the second anniversary of the DIP Closing Date, no prepayment premium, in each case, subject to certain exceptions;

•                  the Exit Facilities will contain customary representations, warranties, covenants and events of default and related remedies; and

•                  the agents under the Exit Facilities and the Takeback Exit Term Loan Facility, which is summarized below, will enter into an intercreditor agreement to govern the relative rights and priorities of the parties, which contemplates that the Exit Facilities will be treated on a first-out basis relative to the Takeback Exit Term Loan Facility.

Takeback Exit Term Loan Facility

On the effective date of the Plan, the term loans under the Credit Agreement will convert into a Takeback Exit Term Loan Facility in the amount of $822.5 million.  The term loan lenders under the Credit Agreement will become lenders under the Takeback Exit Term Loan Facility, each holding their respective pro rata share of the loans thereunder, together with the paydown of the term loans from the proceeds of the rights offering in the amount of $150 million and the equitization of $100 million of the term loans, in full satisfaction of their obligations under the Credit Agreement.  The Takeback Exit Term Loan Facility will provide, subject to its terms and conditions, the following:

•                  the loans under the Takeback Exit Term Loan Facility will mature on March 31, 2024;

•                  interest on loans made under the Takeback Exit Term Loan Facility will accrue at an interest rate per year equal to the LIBOR rate (with a floor of 1.25%) plus 6.50%;

•                  voluntary and mandatory prepayments on terms consistent with the Credit Agreement;

•                  the Takeback Exit Term Loan Facility, subject to certain exceptions, will be guaranteed by each of the Company’s existing and future subsidiaries and will be secured by substantially all the assets of the Company and such subsidiary guarantors;

•                  the Takeback Exit Term Loan Facility will contain customary representations, warranties, covenants and events of default and related remedies; and

•                  the agents under the Exit Facilities, which are summarized above, and the Takeback Exit Term Loan Facility, will enter into an intercreditor agreement to govern the relative rights and priorities of the parties, which contemplates that the Takeback Exit Term Loan Facility will be treated on a last-out basis relative to the Exit Facilities.

Rights Offering

The Debtors have agreed to conduct an offering of subscription rights to purchase in the aggregate 44.80% of the total shares of New Common Stock, subject to dilution by the Company’s post-emergence management incentive plan, to all Noteholders who opt not to elect to receive cash under the Plan for an aggregate purchase price of $177 million.  The rights will be issued at no charge and may be exercised at a price per share that reflects an approximately 16.13% discount to Plan equity value after giving effect to the rights offering.  The rights offering will be conducted based on one or more exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). This Current Report on Form 8-K does not constitute an offering of the rights summarized above, nor the solicitation of bids or purchases for these rights.

In connection with the rights offering, certain Noteholders have agreed, subject to the terms and conditions of a Put Option Agreement to be entered into between the Company and such Noteholders, to purchase the following:

•                  up to $177 million of any unsubscribed shares from the rights offering; and

•                  in the event that a Non-Ascent Restructuring Toggle Event (as defined below) occurs, a number of shares of New Common Stock for $23 million and, in the event that a Non-Ascent Restructuring Toggle Event has not occurred and the Net Cash Amount (as defined below) is less than $23 million (but not less than $20 million), a number of shares of New Common Stock for $23 million less the Net Cash Amount.

In addition, certain Noteholders have agreed to purchase 25.31% of the total shares of New Common Stock to be issued and outstanding as of the effective date of the Plan, subject to dilution by the post-emergence management incentive plan, for an aggregate purchase price of $100 million payable by exchanging $100 million of Term Loans, subject to the terms and conditions of the Put Option Agreement.  In consideration for these Noteholders’ agreements, they will receive 6.07% of the total shares of New Common Stock issued and outstanding as of the effective date of the Plan, subject to dilution by the post-emergence management incentive plan.

New Common Stock and the Governance Arrangements of Reorganized Monitronics

The Governance Term Sheet summarizes certain material terms in respect of the corporate governance of Reorganized Monitronics, including without limitation the following:

•                  Reorganized Monitronics will be a Delaware corporation, following the Merger, with Monitronics as the surviving entity;

•                  the New Common Stock will not be listed on a national securities exchange, though it may be admitted to trading on markets operated by OTC Markets Group;

•                  the size of the board of directors will be fixed at seven directors, divided into three classes, with two directors in each of Class I and II and three directors in Class III, with the initial directors and the initial chairman of the board to be selected as described in the Governance Term Sheet;

•                  certain significant stockholders will have a board observer right, the right to select the initial chairman of the board, and the right to nominate directors within the different classes, and the initial directors will be selected by members of the Ad Hoc Noteholder Group as provided in the Governance Term Sheet;

•                  stockholders holding at least 10% of the outstanding shares of New Common Stock will have preemptive rights with respect to equity issuances;

•                  the Company and each eligible holder may enter into a Registration Rights Agreement that requires Reorganized Monitronics to register on a shelf registration statement the resale of shares of New Common Stock held by such holders, including giving such holders underwritten takedown, demand and piggyback rights; and

•                  the Company will be subject to other customary governance provisions to be set forth in the organizational documents of Reorganized Monitronics.

The shares of Series A common stock of Ascent are currently traded on the NASDAQ Global Select Market (NASDAQ) under the symbol “ASCMA,” and the shares of Series B common stock of Ascent are quoted on the OTC Markets under the symbol “ASCMB.”  There is no current trading market for Monitronics’ common stock.

The Company expects that shares of Ascent Series A common stock will continue to trade through the completion of the Merger, subject to applicable Nasdaq listing requirements. Ascent previously disclosed in 8-Ks filed with the SEC, that it had received letters from Nasdaq indicating that it was not in compliance with certain public float and minimum bid price requirements necessary for continued listing. Ascent is currently in the 180 day grace period during which it could regain compliance. If upon expiration of this grace period (which will occur during the restructuring period), Ascent remains in non-compliance and is unsuccessful in securing an extension of the grace period, the Ascent Series A common stock will be delisted.

Merger of Monitronics and Ascent

In connection with the reorganization of Monitronics under the Plan, Ascent will, subject to, among other things, the receipt of the requisite approval of Ascent’s stockholders, merge into Monitronics.  As a result of the Merger, all assets of Ascent, including an anticipated Net Cash Amount of approximately $23 million (the “Target Cash Amount”), will become assets of Monitronics.  Ascent’s stockholders are expected to receive up to 5.82% of the total shares of New Common Stock expected to be issued and outstanding immediately following completion of the reorganization and Merger, subject to dilution by the post-emergence management incentive plan, in exchange for all then issued and outstanding shares of Ascent common stock.  If, however, Ascent is expected to have a Net Cash Amount equal to or in excess of $20 million but less than the Target Cash Amount as of the date of completion of the reorganization of Monitronics under the Plan, the stockholders of Ascent will receive a proportionately lower percentage of shares of New Common Stock, and certain Noteholders in the rights offering have agreed to contribute the shortfall, as summarized above. If Ascent is expected to have a Net Cash Amount of less than $20 million as of the date of completion of the reorganization of Monitronics under the Plan, the Merger will not be consummated, and certain participants in the rights offering have agreed to contribute the full Target Cash Amount, as summarized above. Additional information regarding the exchange ratio to be applied in the Merger and the potential consequences of Ascent failing to participate in the Merger will be set forth in a proxy statement/prospectus related to the Merger, a draft of which is expected to be filed with the Securities and Exchange Commission (the “SEC”) as soon as practicable.

Under the terms of the RSA, Ascent must obtain approval for the Merger from its stockholders within 65 days following the Petition Date. Under the terms of the RSA, if the Merger is not approved within 65 days following the Petition Date or the Merger is not completed on the effective date of the Plan for any reason (including as a result of the occurrence of certain circumstances described in the RSA), the Merger will not occur, and the restructuring of Monitronics will be completed without the participation of Ascent. Further, if the restructuring of Monitronics occurs without the participation of Ascent, Ascent’s equity interests in Monitronics will be, pursuant to the Plan, cancelled without Ascent recovering any property or value on account of such equity interests.

Non-Ascent Restructuring

Pursuant to the RSA, if any of the following (each, a “Non-Ascent Restructuring Toggle Event”) occurs:

•                  the meeting of Ascent’s stockholders (including any adjournments thereof) shall have been held and completed, and Ascent’s stockholders shall not have approved and adopted the definitive merger agreement for the Merger, pursuant to a vote that satisfies the applicable stockholder approval requirements under the Delaware General Corporation Law and Ascent’s certificate of incorporation as in effect on the date of such meeting,

•                  Ascent fails, for any reason to obtain all requisite approvals to consummate the Merger (including, for the avoidance of doubt, all third-party and regulatory approvals required to consummate the Merger, including approvals from the SEC and stockholder approvals) on or prior to the date that is 65 days after the date on which the Debtors commence the Chapter 11 Cases,

•                  the Merger otherwise does not occur on the effective date of the Plan for any reason,

•                  Ascent’s cash amount net of all liabilities of Ascent (including, but not limited to, funded indebtedness, professionals’ fees, settlements, severance payments, unclaimed property liabilities, agreements or understandings with respect to the use of cash, contingent liabilities, and operating expenses expected to be paid in connection with the Merger or that will be assumed by Monitronics or Reorganized Monitronics, as applicable, in connection with the Merger) (such net amount, the “Net Cash Amount”) is, or is reasonably expected to be in the determination of the Debtors, the Required Consenting Noteholders and the Required Consenting Term Lenders (each, as defined below), a net cash amount of less than $20 million as of the effective date of the Plan; provided, that the calculation of the Net Cash Amount as of the effective date of the Plan shall be determined in good faith by Ascent, the Debtors, the Required Consenting Noteholders, and the Required Consenting Term Lenders on the date that is ten (10) days prior to the effective date of the Plan,

•                  there is a material breach by Ascent of the RSA,

•                  Ascent (1) communicates its intention not to support the restructuring or files, communicates, executes a definitive written agreement with respect to, or otherwise supports an alternative restructuring proposal and (2) such action has, or may be reasonably expected to have, an adverse effect on the Debtors’ ability to consummate the restructuring,

•                  Ascent (1) voluntarily commences any case or files any petition seeking bankruptcy, winding up, dissolution, liquidation, administration, moratorium, reorganization, or other relief under any federal, state or foreign bankruptcy, insolvency, administrative receivership, or similar law now or hereafter in effect, except as contemplated by the RSA; (2) consents to the institution of, or fails to contest in a timely and appropriate manner, any involuntary proceeding or petition described in the foregoing clause (1); (3) applies for or consents to the appointment of a receiver, administrator, administrative receiver, trustee, custodian, sequestrator, conservator, or similar official with respect to Ascent or for a substantial part of Ascent’s assets; (4) makes a general assignment or arrangement for the benefit of creditors; or (5) takes any corporate action for the purpose of authorizing any of the foregoing,

•                  Ascent files any motion or pleading with the Bankruptcy Court that is not consistent in all material respects with the RSA, the relief requested by such motion has, or may be reasonably expected to have, a material adverse effect on the Debtors’ ability to consummate the restructuring, and such motion is not withdrawn within two business days of the receipt by Ascent of written notice from the other RSA parties that such motion or pleading is inconsistent with the RSA, or

•                  Ascent validly terminates the RSA with respect to itself, so long as no other RSA party actually exercises an independent right to terminate the RSA,

then, (i) the RSA parties other than Ascent shall pursue a restructuring of the Debtors without the Merger and without the participation of Ascent, (ii) Ascent will be obligated to make a cash contribution to Monitronics in the amount of $3.5 million, (iii) common stock of Reorganized Monitronics will be issued to certain creditors of Monitronics (and to its management pursuant to an incentive compensation plan) and not to Ascent or stockholders of Ascent and (iv) Ascent’s equity interests in Monitronics will be cancelled without consideration as a result of the restructuring in accordance with the Plan (the “Non-Ascent Restructuring”) and subject to the terms and conditions of the RSA and the term sheets annexed thereto.

Termination of the RSA

The RSA, may be terminated by mutual written agreement among all of the following:  (a) Consenting Term Lenders holding more than 50% of the aggregate principal amount of the term loans under the Credit Agreement that are held by all Consenting Term Lenders (the “Required Consenting Term Lenders”); (b) Consenting Noteholders holding more than 66 2/3% of the aggregate principal amount of the Senior Notes that are held by all Consenting Noteholders (the “Required Consenting Noteholders”); (c) Ascent; and (d) Monitronics; until after the occurrence of any event that would trigger the obligation of non-Ascent parties to support the Non-Ascent Restructuring, at which point, the obligations of all parties under the RSA may be terminated by mutual written agreement of the Required Consenting Noteholders, the Required Consenting Term Lenders and Monitronics. The following, additional termination events apply for certain parties to the RSA.

Termination Events for Noteholders or Term Lenders

The RSA may be terminated by the Required Consenting Noteholders or the Required Consenting Term Lender, upon delivery of written notice to the Debtors, counsel for the Consenting Creditors, and Ascent in the event of any of the following:

•                  if any Debtor or Consenting Creditor materially breaches any of its respective undertakings, representations, warranties or covenants set forth in the RSA and the term sheets annexed thereto or fails to act in a manner materially consistent with the RSA and the term sheets annexed thereto, and the breach or failure remains uncured before the earlier of five business days after the transmission of written notice or one day before the effective date of the Plan, unless, the remaining Consenting Term Lenders (in the event of breach by a Term Lender) hold or control in excess of 66 2/3% of the dollar amount, and in excess of 50% in number of the holders of, the term loans under the Credit Agreement, or the remaining Consenting Noteholders (in the event of a breach by a Noteholder) hold or control in excess of 66 2/3% of the dollar amount of the notes under the Indenture;

•                  if any definitive document related to or otherwise utilized to implement or effectuate the restructuring fails to comply with the terms of the RSA and non-compliance remains uncured for five business days after the transmission of written notice of the non-compliance;

•                  if any definitive document related to or otherwise utilized to implement or effectuate the restructuring is made public or filed in the Chapter 11 Cases that contains terms and conditions inconsistent with the RSA or that are not reasonably acceptable to the Required Consenting Noteholders or Required Consenting Term Lenders, and the disclosure or filing is not withdrawn or amended within five business days after the receipt by the Debtors of notice of such breach;

•                  if any Debtor or Consenting Creditor communicates its intention not to support the restructuring or enters into or supports any alternative restructuring proposal and such action could be reasonably expected to have, an adverse effect on the ability to consummate the restructuring, unless, the remaining Consenting Term Lenders (in the event of breach by a Term Lender) hold or control in excess of 66 2/3% of the dollar amount, and in excess of 50% in number of the holders of, the term loans under the Credit Agreement, or the remaining Consenting Noteholders (in the event of a breach by a Noteholder) hold or control in excess of 66 2/3% of the dollar amount of the notes under the Indenture;

•                  if any governmental authority issues any final, non-appealable ruling or order enjoining a material portion of the restructuring and the ruling or order was either issued at the request or acquiescence of any Debtor or remains in effect as of the earlier of fifteen business days after transmission of written notice or one calendar day immediately prior to the effective date of the Plan (provided that termination cannot be exercised by a party that sought the ruling or order);

•                  if the Bankruptcy Court enters an order or a Debtor seeks an order (without the prior written consent of the applicable Required Consenting Noteholders and the Required Consenting Term Lenders) (i) converting any of the Chapter 11 Cases to a case under chapter 7 of the Bankruptcy Code; (ii) appointing an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code in one or more of the Chapter 11 Cases; (iii) appointing a trustee under section 1104 of the Bankruptcy Code in one or more of the Chapter 11 Cases; (iv) dismissing one or more of the Chapter 11 Cases, (v) terminating exclusivity under Bankruptcy Code section 1121, or (vi) rejecting the RSA;

•                  any Debtor (i) voluntarily commences, consents to or fails to appropriately contest any case or petition seeking bankruptcy, winding up, reorganization, or similar relief under any federal, state or foreign bankruptcy, insolvency, administrative receivership, except as contemplated by the RSA; (ii) applies for or consents to the appointment of a receiver, administrator, administrative receiver, or similar official with respect to any Debtor or for a substantial part of such Debtor’s assets; (iii) makes a general assignment or arrangement for the benefit of creditors; or (iv) takes any corporate action for the purpose of authorizing any of the foregoing;

•                  an order is entered by the Bankruptcy Court granting relief from the automatic stay imposed by section 362 of the Bankruptcy Code authorizing any person to proceed against any asset of any Debtor that would materially and adversely affect the Debtor’s operational or financial performance;

•                  any Debtor or Consenting Creditor files any motion or pleading with the Bankruptcy Court that is inconsistent with the RSA, that may be reasonably expected to have, a material adverse effect on the Debtors’ ability to consummate the restructuring, and has not been withdrawn within two business days of the receipt of written notice that the motion or pleading is inconsistent with the RSA, unless, the remaining Consenting Term Lenders (in the event of breach by a Term Lender) hold or control in excess of 66 2/3% of the dollar amount, and in excess of 50% in number of the holders of, the term loans under the Credit Agreement, or the remaining Consenting Noteholders (in the event of a breach by a Noteholder) hold or control in excess of 66 2/3% of the dollar amount of the notes under the Indenture;

•                  the Bankruptcy Court enters an order in the Chapter 11 Cases, or any Debtor moves or consents to, terminating any Debtor’s exclusive right to file a plan or plans of reorganization under section 1121 of the Bankruptcy Code;

•                  the termination of or the exercise of any remedies under the DIP Facility or any agreement regarding any Debtor’s use of cash collateral,

•                  the termination or material breach of the Put Option Agreement (as defined in the RSA);

•                  the Bankruptcy Court grants an order rejecting the RSA or relief that is inconsistent with the RSA that is not dismissed, vacated, or modified to be consistent with the RSA before the earlier of five business days after the transmission of written notice to the Debtors that such relief is inconsistent with the RSA or one calendar day before the effective date of the Plan;

•                  solely with respect to the Required Consenting Term Lenders, if Monitronics fails to exercise its put option to cause the Backstop Commitment Parties (as defined in the RSA) to purchase the Backstop Commitment Shares (as defined in the RSA) in accordance with the Backstop Commitments (as defined in the RSA) pursuant and subject to the RSA and the Put Option Agreement;

•                  Ascent takes any action that has, or is reasonably expected to have, a material adverse effect on the Debtors’ ability to consummate the Non-Ascent Restructuring; or

•                  the Debtors fail to comply with any milestone in the RSA, which failure to comply is not waived or properly amended.

Debtor Termination Events

The RSA may be terminated by the Debtors, upon delivery of written notice to the Consenting Noteholders, the Consenting Term Lenders, and Ascent in the event of any of the following:

•                  any Consenting Creditor materially breaches any of its respective undertakings, representations, warranties or covenants set forth in the RSA and the term sheets annexed thereto and the breach or failure remains uncured before the earlier of five business days after the transmission of written notice or, unless, the remaining Consenting Term Lenders (in the event of breach by a Term Lender) hold or control in excess of 66 2/3% of the dollar amount, and in excess of 50% in number of the holders of, the term loans under the Credit Agreement, or the remaining Consenting Noteholders (in the event of a breach by a Noteholder) hold or control in excess of 66 2/3% of the dollar amount of the notes under the Indenture;

•                  any governmental authority issues any final, non-appealable ruling or order enjoining a material portion of the restructuring and the ruling or order remains in effect as of the earlier of fifteen business days after transmit a written notice or one calendar day immediately prior to the effective date of the Plan. Termination cannot be exercised by a party that sought the ruling or order;

•                  three business days have passed after the Debtors have delivered notice that they intend to terminate the RSA and indicating that a requirement of the RSA is inconsistent the Debtors’ fiduciary duties under applicable law.

Ascent Termination Events

The RSA may be terminated by Ascent, solely as to Ascent, upon delivery of written notice to the Debtors, Consenting Noteholders and the Consenting Term Lenders in the event of any of the following:

•                  if any Debtor or Consenting Creditor materially breaches any of its respective undertakings, representations, warranties or covenants set forth in the RSA and the term sheets annexed thereto or fails to act in a manner materially consistent with the RSA and the term sheets annexed thereto, and the breach or failure remains uncured before the earlier of five business days after the transmission of written notice or one day before the effective date of the Plan, unless, the remaining Consenting Term Lenders (in the event of breach by a Term Lender) hold or control in excess of 66 2/3% of the dollar amount, and in excess of 50% in number of the holders of, the term loans under the Credit Agreement, or the remaining Consenting Noteholders (in the event of a breach by a Noteholder) hold or control in excess of 66 2/3% of the dollar amount of the notes under the Indenture;

•                  if any governmental authority issues any final, non-appealable ruling or order enjoining a material portion of the restructuring and the ruling or order was either issued at the request or acquiescence of any Debtor or remains in effect as of the earlier of fifteen business days after transmit a written notice or one calendar day immediately prior to the effective date of the Plan. Termination cannot be exercised by a party that sought the ruling or order;

•                  if the Bankruptcy Court enters an order or a Debtor seeks an order (i) converting any of the Chapter 11 Cases to a case under chapter 7 of the Bankruptcy Code; (ii) appointing an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code in one or more of the Chapter 11 Cases; (iii) appointing a trustee under section 1104 of the Bankruptcy Code in one or more of the Chapter 11 Cases; (iv) dismissing one or more of the Chapter 11 Cases, (v) terminating exclusivity under Bankruptcy Code section 1121, or (vi) rejecting the RSA;

•                  if any Debtor or Consenting Creditor files any motion or pleading with the Bankruptcy Court that is inconsistent with the RSA, that may be reasonably expected to have, a material adverse effect on the Debtors’ ability to consummate the restructuring, and has not been withdrawn within two business days of the receipt of written notice that the motion or pleading is inconsistent with the RSA and the term sheets annexed thereto, unless, the remaining Consenting Term Lenders (in the event of breach by a Term Lender) hold or control in excess of 66 2/3% of the dollar amount, and in excess of 50% in number of the holders of, the term loans under the Credit Agreement, or the remaining Consenting Noteholders (in the event of a breach by a Noteholder) hold or control in excess of 66 2/3% of the dollar amount of the notes under the Indenture;

•                  if any Debtor or Consenting Creditor communicates its intention not to support the restructuring or enters into or supports an alternative restructuring proposal and such action could be reasonably expected to have, an adverse effect on the ability to consummate the restructuring, unless, the remaining Consenting Term Lenders (in the event of breach by a Term Lender) hold or control in excess of 66 2/3% of the dollar amount, and in excess of 50% in number of the holders of, the term loans under the Credit Agreement, or the remaining Consenting Noteholders (in the event of a breach by a Noteholder) hold or control in excess of 66 2/3% of the dollar amount of the notes under the Indenture.

Forbearance Agreement Amendments

As previously announced, on April 1, 2019, Monitronics, failed to make the interest payment (the “Interest Payment”) due on its Senior Notes and such failure constituted a default under the Indenture. The Company did not make the Interest Payment within thirty days after it was due and payable, which non-payment constituted an “Event of Default” under the Indenture. An event of default under the Indenture also constitutes an “Event of Default” under the Credit Agreement.

On April 1, 2019, the Company, certain of its subsidiaries party to the Credit Agreement, Bank of America, N.A., as administrative agent and certain lenders party thereto entered into that certain Forbearance Agreement (as has been amended, including by Amendment No. 7 (as defined below), the “Credit Forbearance Agreement”).  The parties to the Credit Forbearance Agreement, pursuant to that certain Amendment No. 7, dated as of May 15, 2019 (“Amendment No. 7”), extended the Forbearance Agreement to May 17, 2019.  The above descriptions of the terms of Amendment No. 7 do not purport to be complete and are qualified in their entirety by the full text of Amendment No. 7, which is attached as an exhibit hereto and incorporated herein by reference.

Further, on May 1, 2019, the Company and the guarantors of the Senior Notes entered into a forbearance agreement (the “Notes Forbearance Agreement”) with certain holders of the Senior Notes (collectively, the “Forbearing Noteholders”). Certain of the Forbearing Noteholders extended the Notes Forbearance Agreement to May 21, 2019, unless certain specified circumstances cause an earlier termination.

Disclaimer

The foregoing summary of the Forbearance Agreement Amendments, RSA, rights offering, DIP Financing, Exit Facilities, Takeback Exit Term Loan Facility, Non-Ascent Restructuring and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Forbearance Agreement amendments, the RSA and the term sheets annexed to the RSA, copy of which are filed as Exhibits to this Current Report on Form 8-K and is incorporated by reference in this Item 1.01.

The agreements and transactions summarized in this Current Report on Form 8-K are also subject to approval by the Bankruptcy Court, which has not been obtained at this time. These summaries, therefore, may not reflect the definitive versions of these agreements and transactions and are qualified in its entirety by reference to these definitive agreements and transactions, as approved by the Bankruptcy Court.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that may be deemed to be “forward-looking statements” within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties and projections of results of operations or of financial condition or forecasts of future events that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Words such as “could,” “will,” “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential” or “continue” and similar expressions are used to identify forward-looking statements. These statements are based on certain assumptions made by Monitronics based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Although Monitronics believes its expectations stated in this Current Report on Form 8-K are based on reasonable assumptions, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Monitronics, that could cause actual results to differ materially from those implied or expressed by the forward-looking statements. These statements include, but are not limited to, statements about the restructuring of Monitronics, anticipated future financial or operational results, Monitronics’ financial position, the Merger of Ascent and Monitronics, and similar matters. These statements are based on certain assumptions made by Monitronics based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. These include risks including the following factors and other factors described under “Risk Factors” in Monitronics’ Annual Report filed on Form 10-K and Qualified Report on Form 10-Q with the SEC and other public filings and press releases:

•                  the effects of the Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the proceedings in general, including regarding approval by the Bankruptcy Court of the RSA, the restructuring contemplated by the RSA and the term sheets annexed thereto;

•                  the length of time the Debtors will operate in the Chapter 11 Cases;

•                  the risk that the restructuring may not be consummated in accordance with the terms of the RSA, or that persons not party to the RSA may successfully challenge the implementation thereof;

•                  the Debtors’ ability to comply with the milestones set forth in the RSA;

•                  risks associated with third party motions in the Chapter 11 Cases, which may hinder or delay the Debtors’ ability to consummate the restructuring;

•                  the potential adverse effects of Chapter 11 Cases on the Debtors’ liquidity or results of operations or its ability to pursue its business strategies;

•                  litigation outcomes and judicial and governmental body actions, including but not limited to, the assertion and outcome of litigation or other claims that have been brought and may be brought against the Debtors by certain creditors;

•                  increased levels of employee attrition during the Chapter 11 Cases; and

•                  economic, business, competitive, and/or regulatory factors affecting Monitronics’ and its subsidiaries’ business generally.

Each forward-looking statement speaks only as of the date of this Current Report on Form 8-K and Monitronics undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information

Nothing in this Current Report on Form 8-K shall constitute a solicitation to buy or an offer to sell any securities of Ascent or Monitronics. Ascent stockholders and other investors are urged to read the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 regarding the proposed Merger of Ascent and Monitronics and any other relevant documents to be filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed Merger and the transactions contemplated by the RSA. Copies of Ascent’s and Monitronics’ SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Monitronics International, Inc., 1990 Wittington Place, Farmers Branch, TX, Telephone: (972) 243-7443, or to Ascent Capital Group, Inc., 5251 DTC Parkway. Suite 1000, Greenwood Village, CO 80111, Telephone: (303) 628-5600.

Participants in the Solicitation

The directors and executive officers of Ascent and Monitronics and other persons may be deemed to be participants in the solicitation of proxies in respect of any proposals relating to the Merger of Ascent and Monitronics. Information regarding the directors and executive officers of Ascent is available in Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2018, which has been filed with the SEC, and certain of its Current Reports on Form 8-K. Information regarding the directors and executive officers of Monitronics will be available in the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 regarding the proposed Merger and other transactions contemplated by the RSA to be filed with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 2.04.    Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

The disclosure under the heading “Forbearance Agreement Amendments” of Item 1.01 above is incorporated herein by reference.

Item 7.01.    Regulation FD Disclosure.

On January 9, 2019, Ascent and the Company commenced discussions with legal and financial advisors for a group of Noteholders (the “Specified Noteholders”) and legal and financial advisors for a group of Term Lenders (the “Specified Lenders”), regarding the possibility of a potential financing, recapitalization, material asset or equity sale outside of the ordinary course of business, exchange, amendment, waiver, reorganization, and/or restructuring transaction or series of such transactions or related alternative transactions (a “Transaction”).

On and after February 5, 2019, Ascent and the Company entered into confidentiality agreements (the “Noteholder Confidentiality Agreements”) with certain of the Specified Noteholders.  On February 27, 2019, Ascent and the Company entered into confidentiality agreements (the “Term Lender Confidentiality Agreements” and together with the Noteholder Confidentiality Agreements, the “Confidentiality Agreements”) with the Specified

Lenders.  The Confidentiality Agreements require a public disclosure of certain material non-public information provided to the Specified Noteholders (the “Cleansing Materials”) upon certain dates and events set forth in the Confidentiality Agreements.

The management presentations provided to the Specified Noteholders and Specified Lenders and attached as Exhibit 99.2 to this Form 8-K constitutes Cleansing Materials.

Statements made and information included in the Cleansing Materials are made as of the date of such Cleansing Materials and not as of the date hereof. Such statements and information were presented to the Specified Noteholders and Specified Lenders as part of the negotiations relating to the RSA and transactions relating thereto. In the course of these negotiations and discussions, our views on some of these materials may have changed. As such, the Company’s other public filings may contain information that updates or supersedes some of the information contained in the Cleansing Materials, however the Company is under no obligation to update such Cleansing Materials for the date hereof or any future date.

The information included in this Form 8-K under Item 7.01 and Exhibit 99.2 attached hereto are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to liabilities of that Section, unless the registrant specifically states that the information is to be considered “filed” under the Exchange Act or incorporates it by reference into a filing under the Exchange Act or the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Restructuring Support Agreement, dated as of May 20, 2019, by and among the Debtors, Ascent, certain noteholders and term lenders of the Debtors and other parties thereto.

10.2

Amendment No. 7 to Forbearance Agreement, dated as of May 15, 2019 by and among the Company, each loan party to the Credit Agreement, Bank of America, N.A, as administrative agent and certain lenders party thereto.

99.1	Press Release, dated May 21, 2019.

99.2	Management Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Monitronics International, Inc.

Date: May 21, 2019
	By:	/s/ William E. Niles
William E. Niles
Executive Vice President and Secretary